NO ACT

DC
PE
1-3-08



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE


08041707

Received SEC
MAR 05 2008
Washington, DC 20549

March 5, 2008

Senior Vice President Policy and Governance
Apache Corporation
2000 Post Oak Boulevard, Suite 100
Houston, TX 77056-4400

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/5/2008

Re: Apache Corporation
Incoming letter dated January 3, 2008

Dear Ms. Teslik:

This is in response to your letters dated January 3, 2008 and February 8, 2008 concerning the shareholder proposal submitted to Apache by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System. We also have received a letter from the proponents dated February 1, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Janice Silberstein
Associate General Counsel
The City of New York
Office of the Comptroller
General Counsel
1 Centre Street, Room 602
New York, NY 10007-2341



2000 POST OAK BOULEVARD / SUITE 100 / HOUSTON, TEXAS 77056-4400

(713) 296-6000
WWW.APACHECORP.COM

January 3, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Shareholder Proposal to Apache Corporation

Ladies and Gentlemen:

On behalf of Apache Corporation, a Delaware corporation (the "Company"), I am submitting this letter pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), regarding the Company's intention to omit a proposal (the "Proposal") submitted by certain shareholders of the Company for inclusion in the proxy statement and form of proxy to be circulated by the Company in connection with its annual meeting of shareholders proposed to be held on May 8, 2008. The definitive copies of the 2008 proxy statement and form of proxy are currently scheduled to be filed pursuant to Rule 14a-6 on or about March 31, 2008.

The Proposal is sponsored by the Office of the Comptroller of the City of New York on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System (collectively, the "Proponent").

We hereby request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on the Company's analysis set forth below, the Company excludes the Proposal from its proxy materials.

Pursuant to Rule 14a-8(j), I am enclosing six copies of the following documents:

- This letter, which represents the Company's statement of reasons why the Company may omit the Proposal from the Company's 2008 proxy statement and form of proxy; and
- The Proposal, attached hereto as Exhibit A.

Please acknowledge receipt of this letter by stamping the extra enclosed copy and returning it to me in the enclosed, self-addressed, stamped envelope.

Background

The Proposal requests that the Company include in its 2008 proxy statement and form of proxy a resolution for a vote by the holders of the Company's common stock that provides in pertinent part:

> A number of Fortune 500 corporations have implemented non-discrimination policies encompassing the following principles:
>
> 1) Discrimination based on sexual orientation and gender identity will be prohibited in the company's employment policy statement.
> 2) The company's non-discrimination policy will be distributed to all employees.
> 3) There shall be no discrimination based on any employee's actual or perceived health condition, status, or disability.
> 4) There shall be no discrimination in the allocation of employee benefits on the basis of sexual orientation or gender identity.
> 5) Sexual orientation and gender identity issues will be included in corporate employee diversity and sensitivity programs.
> 6) There shall be no discrimination in the recognition of employee groups based on sexual orientation or gender identity.
> 7) Corporate advertising policy will avoid the use of negative stereotypes based on sexual orientation or gender identity.
> 8) There shall be no discrimination in corporate advertising and marketing policy based on sexual orientation or gender identity.
> 9) There shall be no discrimination in the sale of goods and services based on sexual orientation or gender identity.
> 10) There shall be no policy barring on corporate charitable contributions to groups and organizations based on sexual orientation.
>
> **RESOLVED:** The Shareholders request that management implement equal employment opportunity policies based on the aforementioned principles prohibiting discrimination based on sexual orientation and gender identity.

For the reasons discussed below, Apache intends to exclude the Proposal from its proxy materials in reliance on Rule 14a-8(i)(7).

The Proposal Relates to Ordinary Business Matters

Rule 14a-8(i)(7), the so-called "ordinary business" exclusion, permits a company to exclude from its proxy materials any shareholder proposal that relates to ordinary business matters. In determining whether a shareholder proposal is excludable under Rule 14a-8(i)(7), there are two central considerations. The first consideration is whether the proposal relates to tasks that are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. *See Amendments to Rules on Shareholder Proposals*, SEC Rel. No. 34-40018 (May 21, 1998). The lone exception to this rule is for shareholder proposals that relate to ordinary business matters but that also raise significant social policy considerations. *See, e.g., Battle Mountain Gold Company*, SEC No-Action Letter (Feb. 13, 1992) ("in view of the widespread public debate concerning executive and director compensation policies and practices, and the increasing recognition that these issues raise significant policy issues . . . proposals relating to senior executive compensation no longer can be considered matters relating to a registrant's ordinary business.")

The second consideration relates to the degree to which the proposal attempts to micro-manage a company by probing too deeply into matters of a complex nature upon which shareholders would not be in a position to make an informed judgment. This consideration is implicated when a proposal involves "intricate detail" or "seeks to impose specific time frames or methods for implementing complex policies." *See Amendments to Rules on Shareholder Proposals* at text accompanying footnote 44; Duke Energy, SEC No-Action Letter (Feb. 16, 2001) (granting relief Rule 14a-8(i)(7) with respect to a proposal that requested that Duke Energy "take all necessary steps to reduce by 80% nitrogen oxide (NOx) emissions from the coal-fired power plants operated by Duke Energy in North Carolina, with no loopholes for higher emissions, and limiting each boiler to .15 lbs of NOx per million btu's of heat input by 2007").

Generally, the Staff has denied relief under Rule 14a-8(i)(7) with regard to shareholder proposals on discrimination matters because such proposals raise significant policy considerations. *See generally JP Morgan Chase*, SEC No-Action Letter (Feb. 22, 2006) (denying relief under Rule 14a-8(i)(7) with regard to a proposal that JPMorgan Chase amend its written equal employment opportunity policy to explicitly exclude reference to sexual orientation). However, proposals that relate to such matters but that also relate to ordinary business matters remain excludable under Rule 14a-8(i)(7). *See, e.g., The Walt Disney Company*, SEC No-Action Letter (Nov. 22, 2006) (granting relief under Rule 14a-8(i)(7) with regard to proposal that requested a report on the steps Disney is undertaking to avoid the use of negative racial, ethnic and gender stereotypes in its products); *AT&T Corp*, SEC No-Action Letter (Feb. 25, 2005) (granting relief under Rule 14a-8(i)(7) with regard to a proposal that requested "that AT&T consider discontinuing all domestic partner benefits for executives making over $500,000 per year"; in granting relief, the Staff noted that "the thrust and focus of the proposal is on the ordinary business matter of employee benefits."); *see also Associates First Capital*, SEC No-Action Letter (Feb. 23, 1999)(granting relief under Rule 14a-8(i)(7) where five of the six elements of a proposal regarding predatory lending related to ordinary business matters); *E*Trade Group*, Inc., SEC No-Action Letter (Oct. 31, 2000) (granting relief under Rule 14a-8(i)(7) regarding a proposal to establish a committee to advise the board on how to increase shareholder value where two out of the four potential mechanisms for increasing shareholder value involved the company's ordinary business operations; in granting relief, the Staff stated that "although the proposal appears to address matters outside the scope of ordinary business, subparts 'c.' and 'd.' relate to E*TRADE's ordinary business operations.").

Here, the Proposal does not simply request that the Company amend its equal employment opportunity policy to explicitly exclude reference to gender or sexual orientation. Instead, it seeks to have the Company implement a number of principles, several of which relate to core ordinary business matters, including the Company's corporate advertising policy, the Company's marketing policies, how the Company sells its products and the Company's charitable giving practices. Because the Proposal impermissibly delves into ordinary business matters, it may be excluded in reliance on Rule 14a-8(i)(7).

The Proposal Relates to Advertising and Marketing Decisions

The seventh and eighth principles of the Proposal provide a strong basis for excluding the Proposal from the Company's proxy materials under Rule 14a-8(i)(7). Those principles direct the

Company to avoid the use of negative stereotypes based on sexual orientation or gender identity in corporate advertising policy, and to prohibit discrimination in corporate advertising and marketing policy based on sexual orientation or gender identity. Each of these provide a basis for excluding the Proposal from the Company's proxy materials in reliance on Rule 14a-8(i)(7).

The Staff has long held that decisions relating to how a company advertises and markets its products relate to ordinary business matters. *See, e.g.,* General Mills, Inc. (Jun. 20, 1990) (granting relief under Rule 14a-8(c)(7) [the predecessor to Rule 14a-8(i)(7)] with respect to a proposal that sought to prohibit General Mills from advertising on programs that encouraged homosexuality or pornography). The Staff has taken this position even where the proposal relates to an overarching social policy matter, such as the use of stereotypes regarding racial, ethnic and gender stereotypes in a company's advertising and marketing practices. For example, in 2007, the Staff agreed with The Walt Disney Company that it could rely on Rule 14a-8(i)(7) to exclude from its proxy materials a shareholder proposal that requested a report on the steps that Disney was undertaking to avoid the use of negative racial, ethnic and gender stereotypes in its products. Despite the fact that matters relating to discrimination based on racial, ethnic or gender raise significant policy considerations, the Staff concluded that the action sought by the proposal related to the nature, presentation and content of its products, all of which were ordinary business matters.

The Staff's response to The Walt Disney Company is consistent with numerous prior no-action letters. *See, e.g., Anheuser-Busch*, SEC No-Action Letter (Jan. 21, 2000) (granting relief under Rule 14a-8(i)(7) with regard to a proposal that the company report its use of advertisements that do not "offend the sexual sensibilities of heterosexual persons"); *PepsiCo*, SEC No-Action Letter (Feb. 23, 1998) (granting relief under Rule 14a-8(i)(7) with regard to a proposal that the company ensure that it only used "non-racist portrayals and designations" in its operations); *Quaker Oats*, SEC No-Action Letter (Mar. 16, 1999) (granting relief under Rule 14a-8(i)(7) with regard to a proposal that requested that the company review its advertising content for anything that demeaned or slandered anyone based on race, ethnicity or religion).

Based on these and similar no-action letters, the Company respectfully submits that it may exclude the Proposal from its proxy materials on the basis that it relates to ordinary business matters, i.e., advertising and marketing decisions.

The Proposal Relates to the Sale of Products

The ninth principle of the Proposal directs the Company to refrain from discriminating in the sale of goods and services based on sexual orientation or gender identity. Like decisions relating to how a company advertises or markets its products, the Staff has long held that shareholder proposals regarding how a company sells its products relate to ordinary business matters. *See, e.g., Wal-Mart Stores*, SEC No-Action Letter (Mar. 9, 2001) (granting relief under Rule 14a-8(i)(7) with regard to a proposal requesting a report on the company's "policies and procedures aimed at stemming the incidence of gun violence in the United States"); *American Express Company*, SEC No-Action Letter (Jan. 25, 1990) (granting relief under Rule 14a-8(i)(7) with regard to a proposal that the company terminate all fur promotions, excludable as relating to the promotion and sale of a particular product).

Like its position with regard to advertising and marketing decisions, the Staff has granted no-action relief on this basis even where the proposal at issue raised social policy issues. For example, in 2002 the Staff agreed with Federated Department Stores that it could rely on Rule 14a-8(i)(7) to exclude from its proxy materials a shareholder proposal that requested that the company prepare a report regarding the company's efforts to "identify and disassociate from any offensive imagery to the American Indian community" in products, advertising, endorsements, sponsorships and promotions. *Federated Department Stores, Inc.*, SEC No-Action Letter (Mar. 27, 2002). Like the Proposal, the proposal in Federated Department Stores related to discrimination and stereotypes, which might otherwise preclude reliance on Rule 14a-8(i)(7). Nevertheless, consistent with its historical approach to such matters, the Staff agreed with Federated that it could exclude the proposal from its proxy materials in reliance on Rule 14a-8(i)(7) due to the fact that it attempted to address the issue by delving into ordinary business matters.

Based on these and similar no-action letters, the Company respectfully submits that it may exclude the Proposal from its proxy materials on the basis that it relates to ordinary business matters, i.e., the sale of the Company's products.

Charitable Giving

The tenth principle of the Proposal directs the Company to refrain from barring corporate charitable contributions to groups and organizations based on sexual orientation. This principle provides yet another basis for excluding the Proposal from the Company's proxy materials in reliance on Rule 14a-8(i)(7). The Staff of the SEC has long held that shareholder proposals that seek to encourage or discourage donations to a particular charity or type of charity may be excluded in reliance on Rule 14a-8(i)(7). *See, e.g., T. Rowe Price Group, Inc.*, SEC No-Action Letter (Dec. 27, 2002) (granting relief under Rule 14a-8(i)(7) with regard to a proposal seeking a policy that "affirms that the corporation will not sponsor or contribute to non-profit organizations which undermine the American war on terrorism"). The Staff reaffirmed this position in 2007, when it agreed with Wells Fargo that it could rely on Rule 14a-8(i)(7) to exclude a shareholder proposal that requested that the company report all charitable organizations that are recipients of company donations. *Wells Fargo, Inc.*, SEC No-Action Letter (Feb. 12, 2007). Although the resolution appeared facially neutral, the supporting statement for the proposal made clear that the proposal was intended to question Wells Fargo's charitable giving practices and object to giving to organizations to which the proponent objected. In granting no-action relief, the Staff noted that "There appears to be some basis for your view that Wells Fargo may exclude the proposal under rule 14a-8(i)(7), as relating to Wells Fargo's ordinary business operations (i.e., contributions to specific types of organizations)."

The Staff's position in Wells Fargo was consistent with numerous prior no-action letters. *See e.g., Walgreen Co.*, SEC No-Action Letter (Oct. 20, 2006) (granting relief under Rule 14a-8(i)(7) with regard to a proposal that Walgreen disassociate itself from the "gay games" and not provide any additional financial support to the "gay games"); *Morgan Stanley*, SEC No-Action Letter (Dec. 23, 2002) (granting relief under Rule 14a-8(i)(7) with regard to a proposal seeking a policy that "affirms that the corporation will not sponsor or contribute to non-profit organizations which violate their industry's code of ethics, and in accord with this policy, the Board should discontinue any support, direct or indirect, for National Public Radio").

Based on these and similar no-action letters, the Company respectfully submits that it may exclude the Proposal from its proxy materials on the basis that it relates to ordinary business matters, i.e., contributions to specific organizations.

Conclusion

For the reasons given above, we respectfully request that the Staff not recommend any enforcement action from the Commission if the Company omits the Proposal from its 2008 proxy materials. While the Proposal is intended to address discrimination based on sexual orientation and gender identity, it seeks the adoption of a number of principles that relate to core ordinary business matters, thereby providing a basis for exclusion under Rule 14a-8(i)(7).

If the Staff disagrees with the Company's view that it can omit the proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position. Notification and a copy of this letter are simultaneously being forwarded to the Proponent.

Sincerely,

APACHE CORPORATION



By: ____________________
Sarah Ball Teslik
Senior Vice President Policy and Governance



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER


RECEIVED
NOV 5 2007
CORPORATE SECRETARY

October 29, 2007

Ms. C. L. Peper
Corporate Secretary
Apache Corporation
2000 Post Oak Blvd., Suite 100
Houston, TX 77056-4400

Dear Ms. Peper:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "funds"). The funds' boards of trustees have authorized the Comptroller to inform you of their intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

Presently, Apache Corporation does not have a policy that explicitly prohibits discrimination based on sexual orientation. Our proposal asks the company to include a prohibition against discrimination based on sexual orientation in its employee policy statement. Over two thirds of the Fortune 500 companies have already decided to make this important commitment.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from The Bank of New York certifying the funds' ownership, continually for over a year, of shares of Apache Corporation common stock are enclosed. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.



We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our funds will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 669-2651 if you have any further questions on this matter.

Very truly yours,



Patrick Doherty

pd:ma

Enclosures

Apache sex orient - 2008

SEXUAL ORIENTATION

Submitted By William C. Thompson, Jr., Comptroller, City of New York, on behalf of the Boards of Trustees of the New York City Pension Funds

WHEREAS, corporations with non-discrimination policies relating to sexual orientation have a competitive advantage to recruit and retain employees from the widest talent pool;

Employment discrimination on the basis of sexual orientation diminishes employee morale and productivity;

The company has an interest in preventing discrimination and resolving complaints internally so as to avoid costly litigation and damage its reputation as an equal opportunity employer;

Atlanta, Seattle, Los Angeles, and San Francisco have adopted legislation restricting business with companies that do not guaranteed equal treatment for lesbian and gay employees and similar legislation is pending in other jurisdictions;

The company has operations in and makes sales to institutions in states and cities which prohibit discrimination on the basis of sexual orientation;

A recent National Gay and Lesbian Taskforce study has found that 16% -44% of gay men and lesbians in twenty cities nationwide experienced workplace harassment or discrimination based on their sexual orientation;

National public opinion polls consistently find more than three-quarters of the American people support equal rights in the workplace for gay men, lesbians, and bisexuals;

A number of Fortune 500 corporations have implemented non-discrimination policies encompassing the following principles:

1) Discrimination based on sexual orientation and gender identity will be prohibited in the company's employment policy statement.
2) The company's non-discrimination policy will be distributed to all employees.
3) There shall be no discrimination based on any employee's actual or perceived health condition, status, or disability.
4) There shall be no discrimination in the allocation of employee benefits on the basis of sexual orientation or gender identity.
5) Sexual orientation and gender identity issues will be included in corporate employee diversity and sensitivity programs.
6) There shall be no discrimination in the recognition of employee groups based on sexual orientation or gender identity.
7) Corporate advertising policy will avoid the use of negative stereotypes based on sexual orientation or gender identity.

8) There shall be no discrimination in corporate advertising and marketing policy based on sexual orientation or gender identity.
9) There shall be no discrimination in the sale of goods and services based on sexual orientation or gender identity, and
10) There shall be no policy barring on corporate charitable contributions to groups and organizations based on sexual orientation.

RESOLVED: The Shareholders request that management implement equal employment opportunity policies based on the aforementioned principles prohibiting discrimination based on sexual orientation and gender identity.

STATEMENT: By implementing policies prohibiting discrimination based on sexual orientation and gender identity, the Company will ensure a respectful and supportive atmosphere for all employees and enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees.

Sex orientation reso standard prop. 2008

Securities Servicing
The Bank of New York
One Wall Street, 12th Floor
New York, NY 10286


The BANK
of NEW YORK

October 29, 2007

To Whom It May Concern

Re: Apache Corp. CUSIP#: 037411105

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 29, 2006 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Employees' Retirement System.

The New York City Employees' Retirement System 378,687 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann
Vice President

'Securities Servicing
The Bank of New York
One Wall Street, 12th Floor
New York, NY 10286



The **BANK** *of* **NEW YORK**

October 29, 2007

To Whom It May Concern

Re: Apache Corp. CUSIP#: 037411105

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 29, 2006 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System 305,783 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

'Securities Servicing
The Bank of New York
One Wall Street, 12th Floor
New York, NY 10286



The **BANK**
of **NEW YORK**

October 29, 2007

To Whom It May Concern

Re: Apache Corp. CUSIP#: 037411105

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 29, 2006 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Police Pension Fund.

The New York City Police Pension Fund 157,832 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

Securities Servicing
The Bank of New York
One Wall Street, 12th Floor
New York, NY 10286


The BANK
of NEW YORK

October 29, 2007

To Whom It May Concern

Re: Apache Corp. CUSIP#: 037411105

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 29, 2006 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund 47,629 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

Securities Servicing
The Bank of New York
One Wall Street, 12th Floor
New York, NY 10286


The BANK
of NEW YORK

October 29, 2007

To Whom It May Concern

Re: Apache Corp. CUSIP#: 037411105

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 29, 2006 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System 21,266 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
GENERAL COUNSEL
1 CENTRE STREET, ROOM 602
NEW YORK, N.Y. 10007-2341

TELEPHONE:(212) 669-3163
FAX NUMBER: (212) 815-8639
WWW.COMPTROLLER.NYC.GOV

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Janice Silberstein
ASSOCIATE GENERAL COUNSEL

EMAIL: JSILBER@COMPTROLLER.NYC.GOV

BY EMAIL and EXPRESS MAIL

February 1, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Apache Corporation
Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds") in response to the January 3, 2008 letter sent to the Securities and Exchange Commission (the "Commission") by Sarah Ball Teslik, Senior Vice President Policy and Governance, of Apache Corporation ("Apache" or the "Company"). In that letter, the Company contended that the Funds' shareholder proposal (the "Proposal") may be omitted from the Company's 2008 proxy statement and form of proxy (the "Proxy Materials") by virtue of Rule 14a-8(i)(7) pursuant to the Securities Exchange Act of 1934.

I have reviewed the Proposal as well as Rule 14a-8 and the January 3, 2008 letter. Based upon that review, it is my opinion that the Proposal may not be omitted from the Company's 2008 Proxy Materials. In light of the consistent recognition by the Division of Corporation Finance (the "Division" or the "Staff") that discrimination based on sexual orientation is a significant social policy issue, including its denial of no-action relief as to the Funds' identical proposal last year, the Funds respectfully request that the Division deny the relief that Apache seeks.

I. The Proposal

The Proposal consists of whereas clauses followed by a Resolved Clause and a Supporting Statement. The whereas clauses and Supporting Statement note, *inter alia*, that national public opinion polls consistently find more than three-quarters of the American people support equal rights in the workplace for gay men, lesbians, and bisexuals; that a recent study has found that 16-44% of gay men and lesbians in twenty cities nationwide experienced workplace harassment or discrimination based on their sexual orientation; that a number of Fortune 500 corporations have implemented non-discrimination policies, and that the implementation of policies prohibiting discrimination based on sexual orientation and gender identity will ensure a respectful and supportive atmosphere for all employees.

The Resolved clause states:

RESOLVED: The Shareholders request that management implement equal employment opportunity policies based on the aforementioned principles prohibiting discrimination based on sexual orientation and gender identity.

II. The Company Has Not Shown That It May Omit The Proposal Under Rule 14a-8(i) (7).

In its letter of January 3, 2008, the Company requested that the Division not recommend enforcement action to the Commission if the Company omits the Proposal under SEC Rule 14a-8(i)(7) (relates to the conduct of the company's ordinary business operations and does not involve significant social policy issues). Pursuant to Rule 14a-8(g), the Company bears the burden of proving that this exclusion applies. As detailed below, the Company has failed to meet its burden and its request for "no-action" relief should accordingly be denied.

A. AVOIDING EMPLOYMENT DISCRIMINATION BASED ON SEXUAL ORIENTATION AND GENDER IDENTITY IMPLICATES A SIGNIFICANT SOCIAL POLICY ISSUE AT THE CORE OF THE COMMISSION'S 1998 RELEASE.

This past autumn, the United States House of Representatives passed the Employment Non-Discrimination Act, which would make it illegal to fire, refuse to hire or fail to promote an employee because of the person's real or perceived sexual orientation. Washington Post (November 11, 2007). This action by the House is but the most recent such confirmation that discrimination based on sexual orientation is a significant social policy issue.

The Funds' Proposal, in asking that management implement equal employment opportunity policies prohibiting discrimination based on sexual orientation and gender identity, does not implicate "ordinary business." Indeed, the leading statement on the significant social policy exception to the "ordinary business" exclusion, Exchange Act Release No. 34-40018, "Amendments to Rules on Shareholder Proposals," (May 21, 1998) (the "1998 Release"), arose from the Commission's recognition that avoiding employment discrimination based on sexual orientation was just such an issue. Specifically, the 1998 Release was issued to "reverse the Cracker Barrel no-action letter on employment-related proposals raising social policy issues" *Id.* In Cracker Barrel (October 13, 1992), the Staff had permitted the exclusion of the New York City Employees' Retirement System's proposal asking that company to implement non-discriminatory employment policies relating to sexual orientation, and to add explicit prohibitions against such discrimination to its corporate employment policy statement. The 1998 Commission's reversal of the Cracker Barrel decision is, by itself, a fully sufficient basis for denying no-action relief as to the Funds' current Proposal to adopt an equal employment policy "prohibiting discrimination based on sexual orientation and gender identity."

Moreover, the extended discussion in the 1998 Release further demonstrates why the current Proposal transcends "ordinary business." The 1998 Release summarized the two principal considerations that the Commission directed must be applied when determining whether any proposal falls within the "ordinary business" exclusion:

> The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., <u>significant discrimination matters</u>) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

(Emphasis added.)

The Proposal here raises just such significant social policy issues in its request for the Company to implement equal employment opportunity policies. The Proposal is unlike any of the illustrative examples of day-to-day business issues listed in the 1998 Release and furthermore, there is no question that the Proposal's focus is a <u>significant discrimination matter</u>. Under that Commission guidance, Apache shareholders should be given the opportunity to ask their Company to implement such policies.

The second consideration set forth in the 1998 Release also precludes a finding that avoiding such employment discrimination is "ordinary business":

> The second consideration is the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.

1998 Release, *Id.*

The implementation of equal employment opportunity policies prohibiting discrimination based on sexual orientation and gender identity is <u>not</u> a matter too complex for meaningful shareholder participation. Thus, under the Commission's example and guidelines, shareholders should be given the chance to vote on the Funds' Proposal regarding this serious issue.

As the 1998 Release provides no basis for excluding the Funds' Proposal, the Company has failed to carry its burden of proving that the Proposal may be excluded.

B. THE SEC STAFF HAS ALREADY DENIED NO-ACTION ADVICE WITH RESPECT TO THE *IDENTICAL* PROPOSAL THAT THE FUNDS PRESENTED JUST LAST YEAR.

The Proposal here is word-for-word identical to the proposal in Armor Holdings, Inc. (April 3, 2007) ("Armor"), in which the Division stated:

> The proposal requests that management implement equal employment opportunity policies based on certain principles prohibiting discrimination based on sexual orientation and gender identity.
>
> We are unable to concur in your view that Armor Holdings has met its burden of establishing that Armor Holdings may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Armor Holdings may omit the proposal from its proxy materials in reliance upon rule 14a-8(i)(7).

Given that the Proposal is identical to the Armor proposal (copy attached) and nothing has changed in the law or no-action letters, the identical result should obtain here: No-action relief should be denied. Strikingly, the Company does not even cite this recent on point letter[1], much less attempt to distinguish it. We can only assume that because the Armor proposal and the Proposal are identical and there has been no change in the law, there is nothing the Company can say to distinguish Armor. This basis, too, is sufficient in and of itself to deny the Company's request that it be permitted to exclude the Proposal.

Apache also did not cite or attempt to distinguish the Proposal from another shareholder proposal as to which the Division denied no-action relief, and which sought amendment of the company's written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation. OGE Energy, Inc. (February 24, 2004).

In short, in addition to the 1998 Release's explicit reversal of the Cracker Barrel position, the Staff's recent denial of no-action advice as to similar or identical proposals is further strong support for the denial of the Company's request here.

C. THE NO-ACTION LETTERS CITED BY APACHE ARE INAPPOSITE BECAUSE NONE OF THE PROPOSALS RELATE TO DISCRIMINATION BASED ON SEXUAL ORIENTATION OR GENDER IDENTITY.

The Company cited no-action letters covering a wide range of subjects: advertising and marketing; sale of products; charitable giving; executive and director compensation; reduction of nitrogen oxide emissions; use of negative stereotypes; domestic partner benefits; predatory lending, and the establishment of a committee regarding shareholder value. However, none of the proposals in the no-action letters the Company referenced was related to discrimination based on sexual orientation or gender identity, and all are,

---

[1] While the Company cited, and attempted to distinguish JPMorgan Chase & Co. (February 22, 2006), as an instance of the denial of no-action relief under Rule 14a-8(i)(7) with regard to shareholder proposals on discrimination matters, it chose not to mention in any way the Armor no-action denial, which is far more strongly supportive of the Funds' position.

therefore, inapposite.

III. Conclusion

The Funds' Proposal, as well as the proposal in Armor with which it is identical, properly requested that management implement equal employment opportunity policies prohibiting discrimination based on sexual orientation and gender identity. The Proposal cannot be excluded as relating to "ordinary business."

For the reasons set forth above, the Funds respectfully submit that the Company has failed to meet the burden of showing that the Proposal may be excluded under 14a-8(i)(7), and the Company's request for "no-action" relief should be denied.

Should you have any questions or require any additional information, please contact me.

Thank you for your time and consideration.

Very truly yours,



Janice Silberstein
Associate General Counsel

cc: Sarah Ball Teslik, Esq.
Senior Vice President Policy and Governance
Apache Corporation
2000 Post Oak Boulevard, Suite 100
Houston, Texas 77056-4400

enc.

Source: Legal > / . . . / > SEC Cases, No Action Letters, Releases, Decisions, CFTC Orders and CFR
Terms: "armor holdings" and date = 4/3/07 (Edit Search | Suggest Terms for My Search)

*2007 SEC No-Act. LEXIS 430, **

2007 SEC No-Act. LEXIS 430

Securities Exchange Act of 1934 -- Rule 14a-8(i)(7), 14a-8(i)(10)

April 3, 2007

CORE TERMS: sexual orientation, gender, shareholder, harassment, proxy statement, implemented, advertising, employment opportunity, prohibiting discrimination, non-discrimination, workplace, staff, mandating, enclosed, proxy, annual meeting, enforcement action, matter relating, implementing, orientation, sensitivity, competitive, stereotypes, day-to-day, marketing, training, lesbian, sexual, Securities Exchange Act, burden of establishing

[*1] Armor Holdings, Inc.

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 3, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: **Armor Holdings,** Inc.
Incoming letter dated January 31, 2007

The proposal requests that management implement equal employment opportunity policies based on certain principles prohibiting discrimination based on sexual orientation and gender identity.

We are unable to concur in your view the **Armor Holdings** has met its burden of establishing that **Armor Holdings** may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that **Armor Holdings** may omit the proposal from its proxy materials in reliance upon rule 14a-8(i)(7).

We are unable to concur in your view that **Armor Holdings** has met its burden of establishing that **Armor Holdings** may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that **Armor Holdings** may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Tamara M. Brightwell
Special Counsel

INQUIRY-1:

ARMOR HOLDINGS, INC.
13386 International Parkway
Jacksonville, FL 32218

Phone: (904) 741-1747
Fax: **[*2]** (904) 807-5334
igraham@armorholdings.com

January 31, 2007

Securities and Exchange Commission
Office of Chief Counsel
Filing Desk
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: **Shareholder Proposal Submitted by the New York City Pension Funds for Inclusion in the Armor Holdings, Inc. 2007 Proxy Statement**

Dear Sir or Madam:

I am the Senior Vice President & General Counsel of **Armor Holdings,** Inc., a Delaware corporation (the "Company"). On or about December 18, 2006, the Company received a proposed shareholder resolution, dated December 13, 2006 (the "Proposal") from the Office of the Comptroller of the City of New York on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System (collectively, the "Proponent"), for inclusion in the proxy statement (the "2007 Proxy Statement") to he distributed to the Company's shareholders in connection with its 2007 Annual Meeting.

We hereby notify the Securities and Exchange Commission (the "Commission") **[*3]** and the Proponent of the Company's intention to exclude the Proposal from the 2007 Proxy Statement for the reasons set forth below. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its proxy materials.

Further, in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, on behalf of the Company the undersigned hereby files six (6) copies of this letter and the Proposal, which is attached to this letter and marked as Exhibit A. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

The Proposal relates to implementing a policy of non-discrimination on the basis of sexual orientation and gender identity and states:

> **RESOLVED:** The Shareholders request that management implement equal employment opportunity policies based on the aforementioned principles prohibiting discrimination based on sexual orientation and gender identity.
>
> **STATEMENT**: By implementing policies prohibiting discrimination based on sexual orientation and gender identity, the Company **[*4]** will ensure a respectful and supportive atmosphere for all employees and enhance its competitive edge by joining the growing ranks of companies guaranteeing equal

opportunity for all employees.

Pursuant to Rule 14a-8(i)(7), we believe that the Company may properly exclude the Proposal from the 2007 Proxy Statement and form of proxy because the Proposal deals with a matter relating to the Company's ordinary business operations. We also believe that the Proposal may be omitted pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal through its Equal Employment Opportunity and Policy against Harassment employment practices, as set forth in its employee handbook and as further implemented by the Company through workplace training programs. The reasons for these conclusions are more particularly described below.

1. **The Proposal Addresses a Matter Relating to the Company's Ordinary Business Operations.**

The Proposal may be excluded on the basis of Rule 14a-8(i)(7) because it addresses a matter relating to the Company's ordinary business operations -- personnel decisions and employee relations. The Proposal would mandate the implementation **[*5]** of a specific equal employment opportunity program. Such a program should be the province of management and, in fact, the Company's management has already implemented such policies (see discussion in Section 2, below). In May 1998, the Commission amended its rules regarding shareholder proposals **(Exchange Act Release No. 34-40018,** May 21, 1998)(the "Amending Release"). In the Amending Release, the Commission stated that in analyzing proposals under the ordinary business exclusion, the Commission would return to the standard it has previously articulated in its 1976 release regarding shareholder proposals. **See Exchange Act Release No. 12999** (November 22, 1976). The Amending Release notes that the policy underlying the ordinary business exclusion rests on two central themes. The first policy consideration is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second policy consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which **[*6]** shareholders, as a group, would not be in a position to make an informed judgment. As set forth below, the Proposal addresses these types of fundamental management tasks and thus should be excluded under Rule 14a-8(i)(7).

Specifically, the Proposal mandates an equal employment opportunity that incorporates a set of "principles". These "principles" however, often reflect actual actions to be taken by management, which actions should be in the discretion of management rather than mandated by shareholder action. For example, one such principle states: "Sexual orientation and gender identity issues will be included in corporate employee diversity and sensitivity programs." The decision to conduct regular sensitivity and training programs, and the scope of such programs, is clearly a management prerogative that relates to the day-to-day functions of the business. In fact, the Company has such programs (as discussed in Section 2, below), but the scope of such programs is part of the ordinary business operations of the Company and should not be the subject of a shareholder resolution.

Another principle incorporated in the Proposal states: "There shall be no discrimination in the allocation **[*7]** of **employee benefits** on the basis of sexual orientation or gender identity." (Emphasis added.) The Staff has consistently permitted the exclusion of employment-related shareholder proposals addressing compensation and benefits issues under the "ordinary business" exclusion. **See., e.g., Boeing Corp.** (February 7, 2001) (permitting exclusion of proposal mandating rescission of certain employee benefits); **Xerox Corp.** (Mar. 31, 2000) (permitting exclusion of proposal relating to Xerox providing its employees competitive compensation and benefits); **Merck & Co., Inc.** (Mar. 6, 2000) (permitting exclusion of proposal mandating that the board improve the compensation and benefits packages of Merck's pharmacists); **Avery Dennison Corp.** (Nov. 29, 1999) (permitting exclusion of proposal mandating cost of living increases for pension plan participants); and **Bell Atlantic Corp.** (Oct. 18, 1999) (permitting exclusion of proposal mandating an increase in the pension of retired management employees).

Even more fundamentally, some of the principles in the Proposal go to the heart of ordinary business operations, namely, the Company's advertising and marketing. For example, **[*8]** one principle states: "Corporate advertising policy will avoid the use of negative stereotypes based on sexual orientation or gender identity." While the Company does not believe that it currently uses, nor does it plan to use, negative stereotypes of any nature in its advertising materials, decisions regarding advertising and marketing are part of the ordinary business decisions of the Company and must be free from such rules, the application of which would be highly subjective in any event. A broad policy regarding which types of advertising are permissible would be unduly intrusive on management's ability to run the business of the Company and would constitutes micro-managing of the Company's affairs.

The Company has developed and promulgated comprehensive equal employment opportunity and anti-harassment policies that it believes will help attract, retain and benefit all its employees, as well as foster a non-hostile and welcoming workplace. It is particularly within the expertise of the Company's management to run the Company, its non-discrimination and non-harassment policies and its benefits plans on a day-to-day basis, and to make human resources policy decisions that will **[*9]** further that goal. The Company believes that the Proposal improperly attempts to have shareholders manage the Company and its business decisions concerning its workplace rules and human resources and benefits policies. Under Rule 14a-8(i)(7), and upon the basis of the consistent precedents of the Staff cited above, the Company requests that no enforcement action be recommended to the Commission if the Company excludes the Proposal from its 2007 Proxy Statement.

2. **The Proposal May be Excluded Because It Has Already Been Substantially Implemented.**

Rule 14a-8(i)(10) permits the omission of a shareholder proposal if the proposal has already been substantially implemented.

The Proposal relates to matters that have already been substantially implemented by the Company. First, the Company has adopted a Company-wide Equal Employment Opportunity policy ("EEO Policy") that completely covers all concerns raised in the principle identified in the Proposal with respect to discrimination in employment. A copy of the EEO Policy is attached as Exhibit B. The EEO Policy mandates in relevant part:

> The Company stands committed to its philosophy that all employees are entitled to equal **[*10]** employment opportunities. This policy applies to all personnel actions, including compensation, benefits, discipline, transfers, promotions, lay-offs, leaves of absence, terminations, and participation in Company-administered or sponsored activities. The Company also affirmatively recruits and hires individuals based upon demonstrated abilities, achievements and experience, without regard to race, color, religion, age, national origin or ancestry, sex, pregnancy, citizenship status, veteran status, marital status, physical or mental disability, medical conditions, **sexual orientation,** and/or any other characteristic protected by federal, state or local laws. (Emphasis added.)

Additionally, the Company has a Policy against Harassment. A copy of the Policy against Harassment is attached as Exhibit C. This Policy against Harassment provides in relevant part: "The Company is committed to providing a work environment that is free of unlawful discrimination and harassment. In keeping with this commitment, the Company maintains a strict policy prohibiting discriminatory/harassing conduct in any form." In addition to prohibiting sexual harassment, the Policy against Harassment also **[*11]** expressly forbids harassment on the basis of race, color, sex, national origin, age, disability, citizenship, **sexual orientation,** marital status, and any other characteristic protected by law. Furthermore, the Company regularly provides harassment training workshops for its employees in order to help provide a work environment free of harassment of any kind.

Thus, we believe that the EEO Policy and the Policy against Harassment, together with the programs implemented by the Company in furtherance of those policies, substantially implement the Proposal.

In sum, the Company's existing policies and standards already substantially implement the principles incorporated in the Proposal. The Proposal may, therefore, be excluded under Rule 14a-8(i)(10).

* * * *

For the foregoing reasons, we believe that the Proposal may be omitted from the 2007 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal or portions thereof are excluded.

The Company anticipates that the 2007 Proxy Statement will be finalized for printing on or about April 16, 2007. Accordingly, your prompt review of this matter would be greatly appreciated. **[*12]** Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (904) 741-1747.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

Ian T. Graham
Senior Vice President & General Counsel
Armor Holdings, Inc.

ATTACHMENT 1

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

December 13, 2006

Mr. Philip A. Baratelli
Secretary

Armor Holdings, Inc.
13386 International Parkway
Jacksonville, FL 32218

Dear Mr. Baratelli:

The Office of the Comptroller of New York City is the custodian and trustee of the New York

City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "funds"). The funds' boards of trustees have authorized me to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual **[*13]** meeting.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from The Bank of New York certifying the funds' ownership, continually for over a year, of shares of **Armor Holdings,** Inc. common stock are enclosed. The funds intend to continue to hold at least $ 2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our funds will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 669-2651 if you have any further questions on this matter.

Very truly yours

Patrick Doherty

ATTACHMENT 2

SEXUAL ORIENTATION

Submitted by William C. Thompson, Jr., Comptroller, City of New York, on behalf of the Boards of Trustees of the New York City Pension Funds

WHEREAS, corporations with non-discrimination policies relating to sexual orientation have a competitive advantage to recruit and retain employees from the widest talent pool;

Employment **[*14]** discrimination on the basis of sexual orientation diminishes employee morale and productivity;

The company has an interest in preventing discrimination and resolving complaints internally so as to avoid costly litigation and damage its reputation as an equal opportunity employer;

Atlanta, Seattle and Los Angeles, and San Francisco have adopted legislation restricting business with companies that do not guaranteed equal treatment for lesbian and gay employees and similar legislation is pending in other jurisdictions;

The company has operations in and makes sales to institutions in states and cities which prohibit discrimination on the basis of sexual orientation;

A recent National Gay and Lesbian Taskforce study has found that 16%-44% of gay men and lesbians in twenty cities nationwide experienced workplace harassment or discrimination based on their sexual orientation;

National public opinion polls consistently find more than three-quarters of the American people support equal rights in the workplace for gay men, lesbians, and bisexuals;

A number of Fortune 500 corporations have implemented non-discrimination policies encompassing the following principles:

1) **[*15]** Discrimination based on sexual orientation and gender identity will be prohibited in the company's employment policy statement.
2) The non-discrimination policy will be distributed to all employees.
3) There shall be no discrimination based on any employee's actual or perceived health condition, status, or disability.
4) There shall be no discrimination in the allocation of employee benefits on the basis of sexual orientation or gender identity.
5) Sexual orientation and gender identity issues will be included in corporate employee diversity and sensitivity programs.
6) There shall be no discrimination in the recognition of employee groups based on sexual orientation or gender identity.
7) Corporate advertising policy will avoid the use of negative stereotypes based on sexual orientation or gender identity.
(8) There shall be no discrimination in corporate advertising and marketing policy based on sexual orientation or gender identity.
9) There shall be no discrimination in the sale of goods and services based on sexual orientation or gender identity, and
10) There shall be no policy barring on corporate charitable contributions to groups and organizations based on sexual **[*16]** orientation.

RESOLVED: The Shareholders request that management implement equal employment opportunity policies based on the aforementioned principles prohibiting discrimination based on sexual orientation and gender identity.

STATEMENT: By implementing policies prohibiting discrimination based on sexual orientation and gender identity, the Company will ensure a respectful and supportive atmosphere for all employees and enhance its competitive edge by joining the growing ranks of companies guaranteeing equal opportunity for all employees.



Source: Legal > / . . . / > **SEC Cases, No Action Letters, Releases, Decisions, CFTC Orders and CFR**
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View: Full
Date/Time: Thursday, January 31, 2008 - 2:36 PM EST



2000 POST OAK BOULEVARD / SUITE 100 / HOUSTON, TEXAS 77056-4400
WWW.APACHECORP.COM
(713) 296-6000

February 8, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Shareholder Proposal to Apache Corporation

Ladies and Gentlemen:

By letter dated January 3, 2008 (the "Original Letter"), Apache Corporation, a Delaware corporation (the "Company"), requested that the staff of the Division of Corporation Finance (the "Staff") confirm that it would not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excluded a shareholder proposal (the "Proposal") submitted by the Office of the Comptroller of the City of New York (the "Proponent") from the Company's proxy materials. By letter dated February 1, 2008, the Proponent submitted a response to the Original Letter. We are submitting this letter to rebut the arguments against exclusion included in the Proponent's letter to the Staff.

ANALYSIS

As we noted in the Original Letter, the Company may exclude the Proposal from its proxy materials in reliance on Rule 14a-8(i)(7) on the basis that the Proposal relates to ordinary business matters. The Proponent's response letter, while correct in its assertion that the Commission generally has recognized that proposals relating to discrimination matters raise significant social policy considerations, makes two key assumptions that undermine its arguments against no-action relief: first, the Proponent overlooks numerous no-action letters in which the Staff has granted no-action relief under Rule 14a-8(i)(7) with respect to proposals that sought to curb or prohibit discrimination, and second, the Proponent fails to acknowledge that the Staff denied no-action relief to Armor Holdings, Inc. on burden grounds.

A Proposal that Seeks to Curb or Prohibit Discrimination May Be Excluded under Rule 14a-8(i)(7) if It Focuses on Core Ordinary Business Matters

The Proponent's arguments against no-action relief rest in part on a misunderstanding of the Staff's historical approach to Rule 14a-8 shareholder proposals. The Proponent seems to suggest that the Proposal is presumptively exempt from exclusion under Rule 14a-8(i)(7) due to the fact that it intends to address discrimination matters. This, however, is incorrect. As discussed in the Original Letter, the Staff has granted no-action relief under Rule 14a-8(i)(7) with respect to numerous shareholder proposals purporting to address discrimination matters. *See, e.g.*, The Walt Disney Company, SEC No-Action Letter (Nov. 30, 2007) (proposal requesting a report on the steps that Disney was undertaking to avoid the use of negative racial, ethnic and gender stereotypes in its products); AT&T Corp, SEC No-Action Letter (Feb. 25, 2005) (proposal requesting "that AT&T consider discontinuing all domestic partner benefits for executives making over $500,000 per year"); Tootsie Roll Industries, Inc., SEC No-Action Letter (Jan. 31,

2002) (proposal requesting that Tootsie Roll "identify and disassociate from any offensive imagery to the American Indian community" in product marketing, advertising, endorsements, sponsorships, and promotions); Quaker Oats, SEC No-Action Letter (Mar. 16, 1999) (proposal requesting that the company review its advertising content for anything that demeaned or slandered anyone based on race, ethnicity or religion); PepsiCo, SEC No-Action Letter (Feb. 23, 1998) (proposal that the company ensure that it only used "non-racist portrayals and designations" in its operations); General Electric Company, SEC No-Action Letter (Jan. 21, 1998) (proposal requesting that NBC exercise "special sensitivity" in the use of materials relating to sex, race, color, age, creed, religion and national or ethnic origin).

The foregoing no-action letters illustrate the fact that the Staff will grant no-action relief under Rule 14a-8(i)(7) with regard to any shareholder proposal that relates to core ordinary business matters — even if the proposal seeks to curb or prohibit discrimination. These letters are grounded in the philosophy underlying Rule 14a-8(i)(7), that "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight", and that "proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."[1]

Based on this philosophy, a shareholder proposal that relates to ordinary business matters may be excluded in reliance on Rule 14a-8(i)(7) unless the proposal focuses on significant social policy issues that transcend the day-to-day business matters addressed by such proposal. The no-action letters cited above involved proposals that sought to address discrimination matters that did not transcend the core ordinary business matters addressed by such proposals. This position is consistent with numerous other instances in which a proposal seeks to address a matter that raises significant policy considerations, but does not transcend the ordinary business matters to which the proposal relates. The following table illustrates this position:

SUBJECT	EXAMPLES OF PROPOSALS RELATING TO THE TOPIC THAT WERE DEEMED TO RELATE TO ORDINARY BUSINESS MATTERS	EXAMPLES OF PROPOSALS RELATING TO THE TOPIC THAT WERE DEEMED TO RAISE SIGNIFICANT POLICY CONSIDERATIONS THAT TRANSCENDED ORDINARY BUSINESS MATTERS
Discrimination Based on Race or Ethnicity	Proposal requesting that Tootsie Roll "identify and disassociate from any offensive imagery to the American Indian community" in product marketing, advertising, endorsements, sponsorships, and promotions. Tootsie Roll Industries, Inc., SEC No-Action Letter (Jan. 31, 2002) (granting relief under Rule 14a-8(i)(7) on the basis that the proposal related to the manner in which a company advertises its products)	Proposal recommending that the board create an independent committee empowered to issue a plan to eliminate discrimination in employment at National Fuel and its subsidiaries, and describe the plan in National fuel's proxy statement or annual report. National Fuel Gas Company, SEC No-Action Letter (Nov. 18, 1999) (denying no-action relief under Rule 14a-8(i)(7))
Discrimination Based on Sexual Orientation	Proposal requesting the provision of "spousal-type benefits to 'committed domestic partners' of gay and lesbian employees of the Company." International Business Corporation, SEC No-Action Letter (Jan. 23, 1992) ("There appears to be some basis	Proposal requesting that "OGE amend its written equal employment opportunity policy to explicitly prohibit discrimination based on sexual orientation and take steps to substantially implement that policy." OGE Energy, SEC No-Action Letter (Feb. 24, 2004)

[1] Amendments to Rules on Shareholder Proposals, SEC Rel. No. 34-40018 (May 21, 1998)

	for your view that the proposal may be excluded from the Company's proxy materials pursuant to Rule 14a-8(c)(7) as dealing with a matter relating to the conduct of the ordinary business operations of the registrant. In arriving at a position, we have particularly noted that the subject of the proposal is directed to employment related decisions with respect to general employee benefits.")	(denying no-action relief under Rule 14a-8(i)(7))
Gun Sales	Proposal requesting that Wal-Mart "adopt a policy which refuses to sell handguns and their accompanying ammunition in any way, and that Wal-Mart return its inventories of these products to their manufacturers." Wal-Mart Stores, SEC No-Action Letter (Mar. 9, 2001) (granting relief under Rule 14a-8(i)(7) on the basis that the proposal related to the sale of a particular product)	Proposal requesting a report on Sturm Ruger's "policies and procedures aimed at stemming the incidence of gun violence in the United States." Sturm, Ruger & Company, Inc., SEC No-Action Letter (Mar. 5, 2001) (denying no-action relief under Rule 14a-8(i)(7))
Environmental Matters	Proposal requesting that the board "take the necessary steps "to reduce by 80% nitrogen oxide (NOx) emissions from the coal-fired plants operated by Duke Energy in North Carolina, with no loopholes for higher emissions, and limiting each boiler to .15 lbs of NOx per million btu's of heat input by 2007." Duke Energy Corporation, SEC No-Action Letter (Feb. 16, 2001) (granting relief under Rule 14a-8(i)(7))	Proposal requesting that the board adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the company's products and operations, and that the company report to shareholders by September 30, 2007 on its plans to achieve these goals. Exxon Mobil Corporation, SEC No-Action Letter (March 23, 2007) (denying no-action relief under Rule 14a-8(i)(7))

As these no-action letters illustrate, the Staff's analysis of Rule 14a-8(i)(7) historically is not limited to the purpose or intent of the proposal. Instead, the Staff traditionally has looked at the specific actions that a proposal seeks to address in determining whether the proposal may be excluded in reliance on Rule 14a-8(i)(7). It is in light of this practice that the Proponent's reliance on OGE Energy, SEC No-Action Letter (Feb. 24, 2004), is misplaced. Despite the Proponent's assertions, the Staff's response to OGE Energy is consistent with the no-action positions described above. The proposal in OGE Energy, unlike the Proposal, simply requested that the company amend its equal its written equal employment opportunity policy to prohibit discrimination based on sexual orientation, which, as we noted in our Original Letter, would not be excludable under Rule 14a-8(i)(7).

While the Proposal requests that the Company amend its written equal employment opportunity policy to prohibit discrimination based on sexual orientation and gender identity, it also seeks to have the Company implement a number of principles that relate to core ordinary business matters. For example, the following principles address matters that the Staff previously has concluded constitute ordinary business matters:

- the fourth principle directs the Company to prohibit discrimination in the allocation of employee benefits on the basis of sexual orientation or gender identity;
- the seventh principle directs the Company to avoid the use of negative stereotypes based on sexual orientation or gender identity in corporate advertising policy;
- the eighth principle directs the Company to prohibit discrimination in corporate advertising and marketing policy based on sexual orientation or gender identity;
- the ninth principle of the Proposal directs the Company to refrain from discriminating in the sale of goods and services based on sexual orientation or gender identity; and

- the tenth principle of the Proposal directs the Company to refrain from barring corporate charitable contributions to groups and organizations based on sexual orientation.

Each of these principles provides an independent basis for excluding the Proposal under Rule 14a-8(i)(7).[2]

THE STAFF DENIED RELIEF TO ARMOR HOLDINGS ON BURDEN GROUNDS

The Proponent also argues that the Staff should follow the position it took in response to a no-action request from Armor Holdings, Inc. in 2007. In that letter, Armor Holdings unsuccessfully sought no-action relief under Rule 14a-8(i)(7) with regard to a proposal that was nearly identical to the Proposal. Armor Holdings, Inc. (Apr. 3, 2007). The Proponent fails to acknowledge, however, that the Staff's response indicated that Armor Holdings had failed to meet its burden of establishing that the proposal related to ordinary business matters. A denial on burden grounds does not necessarily mean that the Proposal may not be excluded under Rule 14a-8(i)(7); a denial on burden grounds typically means that the company failed to cite the proper basis for exclusion under Rule 14a-8 or that the company invoked an appropriate basis for exclusion but failed to make an argument that would otherwise provide a basis for relief. *See, e.g.*, Loews Corporation, SEC No-Action Letter (Mar. 22, 2006).

In the Loews Corporation no-action response, the Staff granted no-action relief to Loews Corporation under Rule 14a-8(i)(7) upon reconsideration despite the fact that the Staff previously had denied relief under Rule 14a-8(i)(7) on burden grounds. In the original no-action request, Loews did not argue that the proposal could be excluded under Rule 14a-8(i)(7) on the basis that it related to its litigation strategy. Noting that another company had been able to exclude the same proposal from its proxy materials in reliance on Rule 14a-8(i)(7), Loews submitted a request for reconsideration making the arguments for exclusion that had been successful for the other company. The Staff granted no-action relief, noting:

> On February 9, 2006, we issued our response expressing our informal view that Loews could not exclude the proposal from its proxy materials for its upcoming annual meeting because we were unable to conclude that Loews had met its burden of establishing that Loews could exclude the proposal under rule 14a-8(i)(7). You have asked us to reconsider our position.
>
> The Division grants the reconsideration request, as there now appears to be some basis

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[2] *See, e.g.*, International Business Corporation, SEC No-Action Letter (Jan. 23, 1992) (proposal requesting the provision of "spousal-type benefits to 'committed domestic partners' of gay and lesbian employees of the Company", excludable as relating to employment related decisions with respect to general employee benefits); Anheuser-Busch, SEC No-Action Letter (Jan. 21, 2000) (proposal that the company report its use of advertisements that do not "offend the sexual sensibilities of heterosexual persons", excludable as relating to the manner in which it advertised its products); Federated Department Stores, Inc., SEC No-Action Letter (Mar. 27, 2002) (proposal requesting a report regarding the company's efforts to "identify and disassociate from any offensive imagery to the American Indian community" in products, advertising, endorsements, sponsorships and promotions, excludable as relating to the manner in which it advertised its products); The Walt Disney Company, SEC No-Action Letter (Nov. 10, 1997) (proposal recommending that the Company cease making charitable contributions; excludable as relating to charitable contributions).

> for your view that Loews may exclude the proposal under rule 14a-8(i)(7), as relating to Loews' ordinary business operations (i.e., litigation strategy).

The Staff's response to Loews Corporation was consistent with other instances in which the Staff denied relief on burden grounds to a company that failed to cite the correct basis for exclusion or failed make an argument that otherwise would provide a basis for exclusion.[3]

As was the case in the Loews reconsideration request, the Company believes that the Staff's denial of no-action relief to Armor Holdings should not preclude the Company from excluding the Proposal from its proxy materials in reliance on Rule 14a-8(i)(7). In Armor Holdings, the company argued that the proposal could be excluded as relating to ordinary business matters, but it did not make or substantiate many of the arguments for exclusion included in our Original Letter or this letter. The following is a list of differences between the arguments made by Armor Holdings and the arguments made by the Company:

- **Armor Holdings Failed to Cite Specific No-Action Letters in Support of its Argument that the Proposal Related to Employee Benefits**. Armor Holdings made a conclusory argument that the proposal in that letter related to employee benefits but it did not cite to any no-action letters that involved proposals that addressed the allocation of employee benefits based on sexual orientation. In contrast, the Company has identified several letters that involved proposals that, like the Proposal, sought to direct the company to allocate employee benefits based on sexual orientation. *See, e.g.*, International Business Corporation, SEC No-Action Letter (Jan. 23, 1992) (proposal requesting the provision of "spousal-type benefits to 'committed domestic partners' of gay and lesbian employees of the Company," excludable as relating to general employee benefits);

- **Armor Holdings Failed to Cite Any No-Action Letters in Support of its Argument that the Proposal Related to Advertising or Marketing Decisions**. Armor Holdings also made a cursory argument that the proposal in that letter was excludable under Rule 14a-8(i)(7) as relating to advertising or marketing decisions. Unlike the Company, Armor Holdings did not cite any no-action letters in support of this argument. In contrast, the Company has identified several no-action letters in which the Staff granted no-action relief with respect to a proposal that sought to prohibit discrimination and the use of stereotypes in marketing and advertising activities. *See e.g.*, The Walt Disney Company, SEC No-Action Letter (Nov. 30, 2007) (proposal requesting a report on the steps that Disney was undertaking to avoid the use of negative racial, ethnic and gender stereotypes in its products, excludable as relating to the sale of a particular product);

- **Armor Holdings Did Not Argue that the Proposal Related to the Sale of a Particular Product**. Unlike the Company, Armor Holdings did not argue that the proposal in that letter related to the sale of a particular product. In contrast, the Company has cited numerous no-action letters that support its view that the Proposal relates to the sale of a particular product. *See e.g.*, Federated Department Stores, Inc., SEC No-Action Letter

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[3] *See, e.g.*, Qwest Communications International, Reconsideration Request, SEC No-Action Letter (Mar. 22, 2004) (granting relief under Rule 14a-8(i)(8) upon reconsideration where Qwest made an argument for exclusion that it had not made in its original request for no-action relief; the previous no-action request had been denied on burden grounds).

products, advertising, endorsements, sponsorships, and promotions, excludable as relating to the sale of a particular product); and

- **Armor Holdings Did Not Argue that the Proposal Related to its Contributions to a Specific Organization.** Unlike the Company, Armor Holdings did not argue that the proposal in that letter related to contributions to a specific organization. In contrast, the Company has cited numerous no-action letters that support its view that the Proposal relates to contributions to specific types of organizations. *See, e.g.*, The Walt Disney Company, SEC No-Action Letter (Nov. 10, 1997) (proposal that the company cease charitable giving, excludable on the basis that "the proposal appears directed at contributions to groups advocating domestic partner health benefits").

The Company believes that these differences warrant a different result from the Staff's response to Armor Holdings. By making all of the arguments for exclusion that apply to the Proposal and supporting these arguments with the applicable no-action letters, the Company believes that it has satisfied its burden under Rule 14a-8(g). Accordingly, the Company respectfully urges the Staff to grant the Company's request for no-action relief.

CONCLUSION

For the reasons given above, we respectfully request that the Staff not recommend any enforcement action from the Commission if the Company omits the Proposal from its 2008 proxy materials. Although the Proposal is intended to address discrimination based on sexual orientation and gender identity, it seeks the adoption of a number of principles that relate to core ordinary business matters, thereby providing a basis for exclusion under Rule 14a-8(i)(7).

We urge the staff not to base its decision solely on the fact that the Proposal is ostensibly directed at addressing employment discrimination, which the Company recognizes as a laudable goal. Instead of focusing solely on employment discrimination, the Proposal attempts to address a number of ordinary business matters that the Staff previously has decided constitute inappropriate matters for shareholder action. To deny relief under Rule 14a-8(i)(7) would allow the Proponent to end-run these no-action positions and do indirectly what the Staff has said shareholders cannot do directly: dictate the manner in which the Company allocates employee benefits; the manner in which the Company selects, advertises and markets its products; and how the Company chooses the organizations to which it makes contributions. Accordingly, we respectfully request that the Staff grant no-action relief under Rule 14a-8(i)(7).

If the Staff disagrees with the Company's view that it can omit the proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position. Notification and a copy of this letter simultaneously are being forwarded to the Proponent.

Sincerely,

APACHE CORPORATION

By ______________________



Sarah Ball Teslik
Senior Vice President Policy and Governance

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 5, 2008

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Apache Corporation
Incoming letter dated January 3, 2008

The proposal requests that management implement equal employment opportunity polices based on principles specified in the proposal prohibiting discrimination based on sexual orientation and gender identity.

There appears to be some basis for your view that Apache may exclude the proposal under rule 14a-8(i)(7). We note in particular that some of the principles relate to Apache's ordinary business operations. Accordingly, we will not recommend enforcement action to the Commission if Apache omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Heather L. Maples
Special Counsel

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